File No. 82-5215

㊅ 松井証券
ネットストック

August 31, 2006



Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

SUPPL

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Convocation of the 90th Ordinary General Meeting of Shareholders
2. Notice of Resolutions of the 90th Ordinary General Meeting of Shareholders
3. Public Notice of Settlement of Accounts for the 90th Fiscal Year
4. Explanatory Document on Business and Assets for the Year Ended March 31, 2006

If you have any further questions or requests for additional information please do not hesitate to contact Kumiko HAYASHI at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or k-hayashi@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By

Name: Shinichi UZAWA
Title: Chief Financial Officer

File No. 82-5215

(Summary translation)

June 8, 2006

To: Shareholders

President and Chief Executive Officer
Michio Matsui
Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku,
Tokyo, Japan

Notice of Convocation of the 90th Ordinary General Meeting of Shareholders

You are hereby notified that the 90th Ordinary General meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

If you are unable to attend the meeting in person on the day of the meeting, we would appreciate your reviewing the reference materials enclosed herewith and sending us by return mail the enclosed proxy card indicating your approval or disapproval of the Agenda with your seal affixed thereon by no later than June 23, 2006 5:30 pm.

Description

1. Date and Time:
   12:00 a.m. on Sunday, June 25, 2006

2. Place:
   Palace Hotel 2F, Rose Room,
   1-1-1, Marunouchi, Chiyoda-ku, Tokyo, Japan

3. Matters constituting the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated balance sheet (as of March 31,2006), the consolidated income statement for the 90th fiscal year (From April 1, 2005 through March 31, 2006) and the audit report of the independent accountants and the audit committee on such consolidated financial statements.
   2. Report on the balance sheet (as of March 31,2006) and the income statement for the 90th fiscal year (From April 1, 2005 through March 31, 2006).

   Matters to be resolved:

   Agendum No.1: Approval of the Proposed Appropriation of Retained Earnings for the 90th Fiscal Year (from April 1, 2005 through March 31, 2006)
   Agendum No.2: Amendments to the Articles of Incorporation
   Agendum No.3: Election of 10 Directors
   Agendum No.4: Election of 1 Auditor
   Agendum No.5: Election of 1 Substitute Auditor

File No. 82-5215

(Summary Translation)

June 25, 2006

To: Shareholders

President and Chief Executive Officer
Michio Matsui
Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku,
Tokyo, Japan

Notice of Resolutions of the 90th Ordinary General Meeting of Shareholders

You are hereby notified that the following matters were reported or resolved at the 90th Ordinary General Meeting of Shareholders held today.

Description

Reported Matters:

1. Report on the business report, the consolidated balance sheet (as of March 31,2006), the consolidated income statement for the 90th fiscal year (From April 1, 2005 through March 31, 2006) and the audit report of the independent accountants and the audit committee on such consolidated financial statements.
2. Report on the balance sheet (as of March 31,2006) and the income statement for the 90th fiscal year (From April 1, 2005 through March 31, 2006).

Resolved Matters:

Agendum No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 90th Fiscal Year (from April 1, 2005 through March 31, 2006)

This proposal was resolved as originally submitted.

Agendum No. 2: Amendments to the Articles of Incorporation

This proposal was resolved as originally submitted.

Agendum No. 3: Election of 10 Directors

This proposal was resolved as originally submitted.

Mr. Michio Matsui and Mr. Ayumi Sato were re-elected to be Directors, and Mr. Norio Mutai, Mr. Toshimasa Sekine, Mr. Takashi Moribe, Mr. Kimihiro Mine, Akihiro Ichimura, Mr. Kunihiko Sato, Mr. Akira Warita and Mr. Shinichi Uzawa were newly elected to be Directors.

Agendum No. 4: Election of 1 Auditor

This proposal was resolved as originally submitted.

Mr. Yukihiro Yabuki was newly elected to be an Auditor.

Agendum No. 5: Election of 1 Substitute Auditor

This proposal was resolved as originally submitted.

File No. 82-5215

June 26, 2006

Public Notice of Settlement of Accounts for the 90th Fiscal Year

Balance Sheet

As of March 31, 2006

(Millions of Yen)

Assets	
Account Item	Amount
Current Assets	**1,059,856**
Cash and bank deposits	102,214
Cash segregated as deposits	322,005
Cash in Trust	1,000
Net receivables arising from pre-settlement date trades	705
Margin account assets:	610,279
Loans receivable from customers	606,561
Cash deposited as collateral for securities borrowed from securities finance companies	3,719
Receivables on collateralized securities transactions:	1,747
Cash deposits collateral for securities borrowed	1,747
Receivables from customers	17
Advance paid for subscription	66
Short-term guarantee deposits	13,066
Advance payments	10
Prepaid expenses	190
Accounts receivable	1
Accrued income	5,050
Deferred income taxes	1,115
Others	2,781
Allowance for doubtful accounts	(391)
Fixed Assets	**7,287**
Tangible fixed assets:	784
Buildings	356
Equipment and instruments	237
Land	191
Intangible assets:	2,779
Software	2,748
Telephone subscription rights	10
Others	21
Investments and others:	3,724
Investment securities	1,934
Shares of affiliated company	450
Investment in partnership	3
Long-term loans receivable	283
Long-term guarantee deposits	225
Long-term prepaid expenses	9
Deferred income taxes	1,031
Others	551
Allowance for doubtful accounts	(760)
Total Assets	**1,067,143**

(Millions of Yen)

Liabilities	
Account item	**Amount**
Current Liabilities	**877,088**
Margin account liabilities:	218,035
Loans from securities finance companies	178,733
Proceeds of securities sold on customers' accounts	39,302
Payables on collateralized securities transactions:	153,120
Cash deposits as collateral for securities loaned	153,120
Deposits received	155,472
Guarantee money received	196,235
Suspense account for undelivered securities	8
Short-term borrowings	118,650
Bond due within one year	20,000
Deferred revenue	99
Accounts payable	826
Accrued expenses	2,120
Accrued income taxes	12,140
Accrued bonuses	382
Others	0
Long-term Liabilities	**119,678**
Bond	40,000
Convertible bond	39,800
Long-term borrowings	39,643
Reserve for directors' retirement bonuses	235
Statutory reserves	**2,795**
Reserve for securities transactions	2,795
Total Liabilities	**999,562**
Shareholders' Equity	
Common stock	**11,750**
Capital Surplus	**9,598**
Additional paid-in capital	9,598
Earned Surplus	**45,433**
Earned surplus reserves	159
Voluntary reserves	4,250
Special purpose reserves	4,250
Inappropriate retained earnings	41,024
Net unrealized gain (loss) on investment securities, net of taxes	**822**
Treasury stock	**(22)**
Total Shareholders' Equity	**67,581**
Total Liabilities and Shareholders' Equity	**1,067,143**

The Statement of Income

(For the year ended March 31, 2006)

(Millions of Yen)

Account item	Amount	
Operating revenues		**57,072**
Commissions	42,477	
Net gain (loss) on trading	(244)	
Interest and dividend income	14,839	
Interest expenses		**2,922**
Net operating revenues		**54,150**
Selling, general and administrative expenses		**17,037**
Operating income		**37,113**
Non-operating income		**168**
Non-operating expenses		**230**
Ordinary income		**37,052**
Special profits		**189**
Gain on sales of investment securities	189	
Special losses		**1,029**
Loss on sales and disposals of property and equipment	87	
Loss on impairment of fixed assets	4	
Provision for statutory reserves	907	
Devaluation loss on corporate golf membership and resort membership	31	
Income before income taxes		**36,212**
Income taxes – Current	16,744	
Income taxes – Deferred	(1,176)	**15,568**
Net income		**20,644**
Inappropriate retained earnings at the beginning of period		**20,380**
Inappropriate retained earnings at the end of period		**41,024**

Notes

The accompanying financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of Internal Accounting Standards.

The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The statement of balance sheet and the statement of income of the Company are prepared in accordance with "The Implementing Restrictions of Commercial Code (Department of Justice Ordinance No.22, 2002), "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No.32, 1998) and "Uniform Accounting Standards of Securities Companies" (set by the board of directors of Japan Securities Dealers' Association, November 14, 1974).

Amounts presented are rounded off to the nearest millions.

【Significant accounting policies】

1. Valuation of securities and derivatives
   (1) Securities and derivatives classified in trading assets:
   Securities and derivatives classified in trading assets are valued at fair value.
   (2) Securities not classified in trading assets
   ① Investment in a subsidiary company
   Investment in a subsidiary company is stated at cost determined on a moving average method.
   ② Other securities
   Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.
2. Depreciation of fixed assets
   (1) Tangible fixed assets
   The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.
   (2) Intangible fixed assets
   Software for in-house use is depreciated under straight-line method based on internal estimated useful life (5 years or less). Intangible

assets other than software are depreciated by straight-line method.

3. Bond issuing cost

The entire bond issuing cost is expensed at the issuance.

4. Accounting policies for provisions

(1) Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts for an amount specifically assessed plus an amount computed based on historical loss experience.

(2) Accrued bonuses

Estimated amount of employees' bonuses is accrued.

5. Reserves for Securities Transactions

For the possible customer losses by default of a securities company on securities transactions the Company provides Reserve for Securities Transactions based on the article 51 of the Securities Exchange Law and the article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."

6. Accounting for lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

7. Accounting for significant hedging transactions

The Company uses interest rate swap trading to limit exposures to fluctuations in interest rate.

8. Accounting of consumption taxes

National and local consumption taxes are separately recorded.

(Accounting Standard for Impairment of Fixed Assets)

The Company adopted "Accounting Standard for Impairment of Fixed Assets (Opinions on the establishment of Accounting for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002)" and "Guideline for the Application of Accounting Standard for Impairment of Fixed Assets (Accounting Standard Board of Japan, October 31, 2003)" from this fiscal year. Accordingly, income before income taxes has decreased by 4 million yen. Accumulated loss on impairment of fixed assets has been directly deducted from each asset.

【Notes to the balance sheet】

1. Accumulated depreciation deducted from tangible fixed assets:
   328 Millions yen
2. Besides the fixed assets accounted for on the balance sheet, the Company has computers and server systems obtained under non-capitalized finance leases.
3. Assets collateralized
   The Company is offering no assets as collateral. Although the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 8,838 million yen are collateralized for the loans from securities finance companies, 80,029 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
4. Fair values of securities received and deposited are as follows (excluding those listed in the previous note):

(1) Securities deposited (Millions of Yen)

① Securities lent for customers' short position of margin trading	43,662
② Collateralized securities for the loans from securities companies	183,998
③ Securities loaned for consumption	172,627
④ Long-term guarantee securities deposited	5,236
⑤ Securities pledged as collateral for short-term guarantee	2,145

(2) Securities received (Millions of Yen)

① Securities received for customers' long position of margin trading	601,123
② Collateralized securities for borrowing securities from securities finance companies	3,786
③ Securities borrowed for consumption	1,551
④ Securities borrowed and deposited from customers	536,583
⑤ Securities received as collateral for short-term guarantee	919

5. Outstanding new share purchase rights issues on this article 280-19 of the pre-revised Commercial Code

Date	Number of outstanding shares to be issued	Price of issuance	Issuing period
June 1, 2001	Common Stock 307,917 shares	44 Yen	From December 1, 2003 To January 31, 2007

6. By applying the Article 124-3 of the Japanese Commercial Code, the Company recognized 822 million yen of net, unrealized gain on investment securities.

【Notes to the statement of income】

1. Trading with a subsidiary company
   Selling, general and administrative expenses: 32 Million Yen
2. Net income per share 77.08 Yen

Calculation basis of per share information is as follows:

Net income on the statements of income 20,644 Million Yen
Net income not attributed to the common stock - Million Yen
Net income attributed to the common stock 20,644 Million Yen
Average number of the common stock outstanding
267,808 thousand shares

File No. 82-5215

RECEIVED

2006 SEP -6 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Summary Translation)

Explanatory Document on Business and Assets

(For the year ended March 31, 2006)

This statement has been prepared and made available for the purpose of public inspection at all business offices of the Company pursuant to Article 50 of the Securities and Exchange Law and Article 80 of the Financial Futures Trading Law.

Matsui Securities Co., Ltd.

I. Matters concerning Outline and Organization of the Company

1. Trade Name: Matsui Securities Co., Ltd.

2. Date of Registration and Registered Number

Securities Firm:
December 1, 1998 (Director General of Kanto Local Finance Bureau (show) No. 58)
Financial Futures Firm:
November 22, 2005 (Director General of Kanto Local Finance Bureau (kinsaki) No. 55)

3. Histories and Organization of the Company

(1) History of the Company

Translation omitted.

(2) Organization of the Company



Shareholders' Meeting
Board of Corporate Auditors
Corporate Auditors
Board of Directors
President &CEO
Executive Committee
Managing Director
Managing Director
Customer Support Dept.
Corporate Services Dept.
Marketing Dept.
Risk Management Dept.
System Dept.
Complience Office
President's Office
Human Resource & General Affairs Dept.
Finance Dept.

4. Names of Major Shareholders, and Number of Shares held thereby

(Thousands of shares)

Chizuko Matsui	69,700	(26.06%)
Michio Matsui	31,096	(11.62%)
Shokosha Ltd.	24,391	(9.12%)
Maruroku Ltd.	10,692	(3.99%)
Japan Trustee Services Bank, Ltd. (Trust Account)	7,239	(2.70%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,888	(2.20%)
Michitaro Matsui	4,390	(1.64%)
Chiaki Matsui	4,390	(1.64%)
Yuma Matsui	4,390	(1.64%)
Japan Securities Finance Co., Ltd.	3,895	(1.45%)

5. Names and Titles of Directors and Corporate Auditors

Michio Matsui	President and Chief Executive Officer
Yuichiro Kuki	Senior Managing Director
Akira Nakamura	Senior Managing Director
Yoshihiko Sugiyama	Director (General Manager of Risk Management Dept.)
Ayumi Sato	Director (General Manager of Customer Support Dept.)
Yukihiro Yabuki	Director (General Manager of Marketing Dept.)

Auditors:

Yoshinobu Isokawa	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Kentaro Aoki	Corporate Auditor

Note: Three corporate auditors listed above are outside corporate auditors defined by the Article 18, Item 1 of "The Law Concerning the Exemption of the Commercial Code on the Corporate Audit"

6. Name and Location of Offices

Name	Address
Head Office	1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan
Nihombashi Office	20-7 Nihombashi 1-chome, Chuo-ku, Tokyo, Japan
Sapporo Call Center	18-1 Minaminijo Nishi2-chome, Chuo-ku, Sapporo, Hokkaido, Japan

7. Business of the Company

(1) Securities Business (Article 2, Item 8 of the Securities and Exchange Law)
Translation omitted.

(2) Auxiliary Business (Article 34, Item 1 of the Securities and Exchange Law)

Translation omitted.

(3) Other Business (Article 34, Items 2 and 4 of the Securities and Exchange Law)

Translation omitted.

8. Investor Protection Fund of which the Company is a member

The Japan Investor Protection Fund

9. Securities Dealers' Association of which the Company is a member

The Japan Securities Dealers' Association

10. Securities Exchanges of which the Company is a member

Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, Sapporo Securities Exchange and Jasdaq Securities Exchange.

11. Financial Futures Associations and Financial Futures Exchanges of which the Company is a member

The Financial Futures Association of Japan

II. Matters concerning Status of Business

1. Outline of Business for the Year Ended March 31, 2006

(1) Process and Results of Operations
Translation omitted.

(2) Capital Investment and Financing
Translation omitted.

(3) Matters to be Dealt with by the Company
Translation omitted.

2. Data Concerning Status of Business

(1) Development of Operating Results, Etc.

(Millions of Yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006
Common Stock	11,463	11,469	11,750
Shares outstanding	88,967 thousands of shares	89,055 thousands of shares	268,281 thousands of shares
Operating revenue	25,036	36,918	57,072
(Commissions)	20,206	27,083	42,477
((Brokerage))	18,933	25,182	39,182
((Underwriting and selling))	191	307	164
((Subscription and distribution))	36	29	23
((Others))	1,047	1,564	3,108
(Net trading gains)	30	(88)	(244)
((Stocks and others))	28	(94)	(253)
((Bonds and others))	—	—	—
((Financial Futures))	—	—	—
((Others))	2	6	9
(Net interest revenue)	4,800	9,923	14,839
Net operating revenues	23,738	34,623	54,150
Ordinary income	14,007	22,559	37,052
Net income	7,275	12,638	20,644

(2) Status of Securities Business

1. Stock Trading Turnover

(Millions of Yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006
Proprietary Trading	3,269	4,042	7,760
Brokerage	13,647,974	20,398,678	33,530,002
Total	13,651,243	20,402,719	33,537,762

2. Underwriting and Selling, Subscription and Distribution, and Private Offering

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private Offering
Year ended March 31, 2004					
Stocks	4,094	4,094	1,706	–	–
Government Bonds	–	–	–	–	–
Municipal Bonds	–	–	–	–	–
Special Bonds	–	–	–	–	–
Corporate Bonds	–	–	–	–	–
Beneficiary Certificates	–	–	2,098	–	–
Year ended March 31, 2005					
Stocks	7,087	7,087	793	56	–
Government Bonds	–	–	–	–	–
Municipal Bonds	–	–	–	–	–
Special Bonds	–	–	–	–	–
Corporate Bonds	–	–	–	–	–
Beneficiary Certificates	–	–	3,160	–	–
Year ended March 31, 2006					
Stocks	4,042	4,042	987	0	–
Government Bonds	–	–	–	–	–
Municipal Bonds	–	–	–	–	–
Special Bonds	–	–	–	–	–
Corporate Bonds	–	–	–	–	–
Beneficiary Certificates	–	–	2,486	–	–

(3) Status of Other Business

Types of Business	Sales and Brokerage Volume		
	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006
Insurance soliciting	Commissions revenue: 4 Million Yen	Commissions revenue: 0 Million Yen	Commissions revenue: 0 Million Yen
Retail dealing in foreign exchanges ※	Commissions revenue: 472 Million Yen	Commissions revenue: 461 Million Yen	Commissions revenue: 1,420 Million Yen
Advertisement agency	Commissions 18 Million Yen	Commissions 20 Million Yen	Commissions 28 Million Yen
Loan business	Interest Income 1 Million Yen	Interest Income 6 Million Yen	Interest Income 9 Million Yen

※Business on the financial futures.

(4) Status of Capital Adequacy Ratio

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2005	As of March 31, 2006
Capital Adequacy Ratio (A／B)	436.1%	371.5%	346.0%
Equity capital after deducting certain fixed assets (A)	34,184	42,618	58,616
Risk (B)	7,837	11,471	16,938
Market risk	135	166	185
Counterparty risk	5,439	8,341	12,945
Basic risk	2,262	2,963	3,807

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

(5) Number of Employees and Holders of Certificate of Commission Salesperson

	As of March 31, 2004	As of March 31, 2005	As of March 31, 2006
Employees	221	196	275
(Certified Commission Salesperson)	140	128	122
(Certified Commission Salesperson: Financial Futures)	—	—	110

III. Status of Properties

(1) Balance Sheets, Statements of Income and Statements of Appropriation of Retained Earnings

Balance Sheets

Item	March 31, 2005 Millions of Yen		%	March 31, 2006 Millions of Yen		%
(Assets)						
I Current Assets						
Cash and bank deposits		61,074			102,214	
Cash segregated as Deposits		223,003			322,005	
Cash in trust		9,000			1,000	
Trading assets		107			—	
Net receivables arising from pre-settlement date trades		923			705	
Margin account assets:		389,358			610,279	
Loans receivable from Customers	384,484			606,561		
Cash deposited as collateral for securities borrowed from securities finance companies	4,875			3,719		
Receivables on collateralized securities transactions:		1,610			1,747	
Cash deposits collateral for securities borrowed	1,610			1,747		
Receivables from customers:		133			17	
Receivables from customers	133			17		
Others	0			0		
Advances paid for subscription		—			66	
Short-term guarantee deposits		6,795			13,066	
Advances		0			10	
Prepaid expenses		182			190	
Accounts receivable		4			1	
Accrued income		3,431			5,050	
Deferred income taxes		613			1,115	
Others		1,029			2,781	
Allowance for doubtful accounts		(171)			(391)	
Total current assets		697,092	99.1		1,059,856	99.3
II Fixed assets						
1 Tangible fixed assets		821	0.1		784	0.1
Buildings	377			356		
Equipment and instruments	249			237		
Land	195			191		
2 Intangible assets		2,253	0.3		2,779	0.3
Software	2,215			2,748		
Telephone subscription rights	11			10		
Others	28			21		
3 Investments and others		3,227	0.5		3,724	0.3
Investment securities	1,680			1,934		
Shares of affiliate companies	450			450		
Investment in partnership	2			3		
Long-term loans receivable	30			283		
Long-term guarantee deposits	202			225		
Long-term prepaid expenses	13			9		
Deferred income taxes	776			1,031		
Others	104			551		
Allowance for doubtful accounts	(31)			(760)		
Total fixed assets		6,301	0.9		7,287	0.7
Total assets		703,393	100.0		1,067,143	100.0

Item	March 31, 2005			March 31, 2006		
	Millions of Yen		%	Millions of Yen		%
(Liabilities)						
I Current liabilities						
Trading assets		0			—	
Margin account liabilities:		142,920			218,035	
Loans from securities finance companies	103,384			178,733		
Proceeds of securities sold on customers' account	39,535			39,302		
Payables on collateralized securities transactions:		73,780			153,120	
Cash deposits as collateral for securities loaned	73,780			153,120		
Deposits received:		106,566			155,472	
Deposits received from customers	104,101			150,918		
Others	2,466			4,554		
Guarantee money received		137,467			196,235	
Suspense account for undelivered securities		1			8	
Short-term borrowings		93,829			118,650	
Commercial paper		1,000			—	
Bond due within one year		—			20,000	
Deferred revenue		98			99	
Accounts payable		750			826	
Accrued expenses		1,353			2,120	
Accrued income taxes		6,339			12,140	
Accrued bonuses		301			382	
Others		0			0	
Total current liabilities		564,404	80.2		877,088	82.2
II Long-term liabilities						
Bond		40,000			40,000	
Convertible bond		40,000			39,800	
Long-term borrowings		7,203			39,643	
Reserve for directors' retirement bonuses		241			235	
Total long-term liabilities		87,443	12.4		119,678	11.2
III Statutory reserves						
Reserve for securities transactions		1,888			2,795	
Total statutory reserves		1,888	0.3		2,795	0.3
Total liabilities		653,735	92.9		999,562	93.7

Item	March 31, 2005 Millions of Yen		%	March 31, 2006 Millions of Yen		%
(Shareholders' equity)						
I Common Stock		11,469	1.7		11,750	1.1
II Capital surplus						
1 Additional paid-in capital		9,317			9,598	
Total capital surplus		9,317	1.3		9,598	0.9
III Earned surplus						
1 Earned surplus reserves		159			159	
2 Voluntary reserves		4,250			4,250	
Special purpose reserves	4,250			4,250		
3 Inappropriate retained earnings		24,271			41,024	
Total earned surplus		28,680	4.1		45,433	4.2
IV Net unrealized gain (loss) on investment securities, net of taxes		213	0.0		822	0.1
V Treasury stock		(21)	(0.0)		(22)	(0.0)
Total shareholders' equity		49,658	7.1		67,581	6.3
Total liabilities and shareholders' equity		703,393	100.0		1,067,143	100.0

Statements of Income

Item	Year ended March 31, 2005 Millions of Yen		%	Year ended March 31, 2006 Millions of Yen		%
I Operating revenues						
Commissions		27,083			42,477	
Brokerage commissions	25,182			39,182		
Underwriting and selling commissions	307			164		
Subscription and distribution commissions	29			23		
Others	1,564			3,108		
Net gain (loss) on trading		(88)			(244)	
Interest and dividend income		9,923			14,839	
Total operating revenues		36,918	100.0		57,072	100.0
II Interest expenses		2,295			2,922	
Net operating revenues		34,623	93.8		54,150	94.9
III Selling, general and administrative expenses		12,022	32.6		17,037	29.9
Transaction related expenses	3,339			5,000		
Employees' compensation and benefits	1,923			1,974		
Occupancy and rental	295			344		
Data processing and office supplies	5,376			7,173		
Depreciation	748			1,044		
Duties and taxes other than income taxes	189			348		
Provision of allowance for doubtful accounts	—			949		
Others	152			205		
Operating income		22,601	61.2		37,113	65.0
IV Non - operating income		67	0.2		168	0.3
Income from compensation for damages	—			122		
Dividend income	—			33		
Others	67			13		
V Non – operating expenses		108	0.3		230	0.4
Bond issuing costs	95			83		
Commissions on syndicated loans	2			109		
Others	12			37		
Ordinary income		22,559	61.1		37,052	64.9

Item	Year ended March 31, 2005 Millions of Yen		%	Year ended March 31, 2006 Millions of Yen		%
Ⅵ Special profits						
Gain on sales of investment securities	—			189		
Reversal of allowance for doubtful acounts	49			—		
Total special profits		49	0.2		189	0.3
Ⅶ Special losses						
Loss on sales and disposals of property and equipment	19			87		
Loss on impairment of fixed assets	—			4		
Provision for statutory reserves	627			907		
Devaluation loss on telephone subscription rights	8			—		
Devaluation loss on corporate golf membership and resort membership	—			31		
Total special losses		653	1.8		1,029	1.8
Income before income taxes		21,954	59.5		36,212	63.4
Income taxes - current	9,481			16,744		
Income taxes - deferred	(164)	9,317	25.3	(1,176)	15,568	27.2
Net income		12,638	34.2		20,644	36.2
Inappropriate retained earnings at the beginning of period		11,633			20,380	
Inappropriate retained earnings at the end of period		24,271			41,024	

Statements of Appropriation of Retained Earnings

	Year ended March 31, 2005 (June 26, 2005)		Year ended March 31, 2006 (June 25, 2006)	
Item	(Millions of Yen)		(Millions of Yen)	
I Inappropriate retained earnings at the end of period		24,271		41,024
II Appropriation				
Dividends *1	3,792		6,194	
Bonuses to directors	99	3,891	—	6,194
III Inappropriate retained earnings brought forward to the following period		20,380		34,830

*Note 1 Cash dividend per share for the year ended March 31, 2005: 42.58Yen.
Cash dividend per share for the year ended March 31, 2006: 23.09Yen.
2 Dates mentioned in the table above are those of the ordinary general shareholders' meeting held for approval.

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Notice to readers:

The financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

(2) Major Sources of Borrowings and Amounts thereof

(Millions of Yen)

Lenders	Types of borrowings	Outstanding Balance as of March 31, 2005	Outstanding Balance as of March 31, 2006
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Short-term borrowings Long-term borrowings	5,000 5,200	25,000 4,990
Resona Bank, Limited	Short-term borrowings	5,000	15,000
Sumitomo Mitsui Banking Corporation	Short-term borrowings Long-term borrowings	5,000 363	15,000 218
The Norinchukin Bank	Short-term borrowings	2,000	15,000
Mizuho Corporate Bank, Ltd.	Short-term borrowings	5,000	10,000
The Sumitomo Trust & Banking Co., Ltd.	Short-term borrowings	3,000	10,000
Syndicated Loan	Long-term borrowings	28,000	33,000
Japan Securities Finance Co., Ltd.	Loans from securities finance companies	86,687	161,156
Osaka Securities Finance Co., Ltd.	Loans from securities finance companies	16,120	15,910

Note 1: Outstanding balance as of March 31, 2005 of short-term borrowings of the Bank of Tokyo-Mitsubishi UFJ, Ltd. is from the former UFJ Bank Ltd. and that of long-term borrowings of the Bank of Tokyo-Mitsubishi UFJ, Ltd. is from the former Bank of Tokyo-Mitsubishi, Ltd. The former UFJ Bank Ltd. and the former Bank of Tokyo-Mitsubishi, Ltd. were merged on June 1, 2006.

2: Syndicated loan is financed by the coordination of 38 financial institutions arranged by Mizuho Corporate Bank. Mizuho Corporate Bank also works as the agent for this loan.

(3) Status of Securities held by the Company

1. "Other securities" held without selling purposes

① Securities whose market value is available

(Millions of Yen)

		As of March 31, 2005			As of March 31, 2006		
		Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Those whose book value exceeds acquisition cost	(1) Stocks	211	702	491	152	1,533	1,381
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	211	702	491	152	1,533	1,381
Those whose book value do not exceed acquisition cots	(1) Stocks	707	575	(132)	—	—	—
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	707	575	(132)	—	—	—
Total		918	1,277	359	152	1,533	1,381

② Major securities whose market value is not available

(Millions of Yen)

	As of March 31, 2005	As of March 31, 2006
	Book value	Book value
"Other securities" which are not listed on securities exchanges, etc.	404	401

Note: Securities which are not listed on securities exchanges include investment in partnership to the business association of investment.

(4) Status of Securities Derivative Transactions

There is no pertinent matter.

(5) Audit of the Financial Statements by an Audit Corporation, Etc.

The financial statements of the Company have been audited by ChuoAoyama PricewaterhouseCoopers pursuant to Article 193-2 of the Securities and Exchange Law.

IV. Status of Management System

1. Outline of Internal Management

Translation omitted.

2. Status of Securities Custody

(1) Trusted money segregated for customers as fiduciary assets

(Millions of Yen)

	As of March 31, 2006
Required amount of money to be segregated for customers as fiduciary assets calculated on the latest reference date	307,676
Trusted money segregated for customers as fiduciary assets	322,005
Required amount of money to be segregated for customers as fiduciary assets calculated at the end of period	308,433

(2) Safekeeping of Securities

① Customers' securities in Custody

Types of Securities	Domestic Securities	Overseas Securities
Stocks	1,137,345 thousands of shares	227,887 thousand shares
Bonds	— Millions of Yen	— Millions of Yen
Beneficiary Certificates	1 Million units	1,512 Million units
Others (Warrant)	— Million warrants	135 Million warrants

② Securities borrowed and deposited from customers

	Number of securities
Stocks	504,063 thousand shares
Beneficiary Certificates	0 million units

③ Safekeeping practices

Translation omitted.

3. Status of Management and the Amount of Money to be Managed Separately from the Company's Assets.

Trusted money segregated for customers as fiduciary assets

(Millions of Yen)

	As of March 31, 2006
Required amount of money to be segregated for customers as deposits to cover the required amounts calculated on the reference date	11,216
Deposits segregated to cover the required amounts	12,500
Required amount of money to be segregated for customers as deposits to cover the required amounts calculated at the end of period	11,254

Trust current account of the Sumitomo Trust & Banking Co., Ltd. is managed separately.

V. Status of Consolidated Subsidiaries of the Company, Etc.

1. Business Group

The Company invests on the 100% share of Matsui Real Estate Co., Ltd.

2. Trade Name, Location, Shareholders' Equity and Description of Business of Subsidiaries and Affiliates of the Company

Trade Name	Location	Paid in Capital	Business involved	Voting rights held by the Company and its subsidiaries	The percentage share of Voting rights owned by the Company
Matsui Real Estate Co., Ltd.	20-7, Nihombashi 1-chome, Chuo-ku, Tokyo	100 Million Yen	Holding, management and rental of real estates	9,000	100.0%